Exhibit 1

Transactions by the Reporting Person in the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
10,000[1]	$1.54	12/26/2024
10,000[1]	$1.46	12/27/2024
1,470,500[2]	$1.70	01/16/2025
1,470,589[3]	$1.70[3]	01/16/2025

1 Held of record by PITA Holdings, LLC (“PITA”).

2 Held of record by PITA. These shares were purchased in the Issuer’s rights offering (the “Rights Offering”) through PITA pursuant to the exercise of subscription rights, as described in the issuer’s prospectus, dated December 2, 2024 (the “Prospectus”).

3 Held of record by NRNS Capital Holdings, LLC (“NRNS”). NRNS, the manager of which is the Reporting Person, purchased $2.5 million of units in the Rights Offering through the contribution into units of a like amount of the outstanding principal and accrued interest under the subordinated promissory notes payable by the Issuer to NRNS.